[redacted]

SE[barcode 06003356]MISSION

D.C. 20549

BB 3/6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy	MA	02169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Bo (617) 328-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, P.C.
(Name – *if individual, state last, first, middle name*)

388 Hillside Avenue	Needham	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil S. Bo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL A. O'KEEFE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 3, 2006

Signature

PRESIDENT
Title

Carol A. O'Keefe
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended
December 31, 2005 and 2004

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Years Ended December 31, 2005 and 2004

	PAGE #
FACING PAGE	1 - 2
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	
Statements of financial condition	4
Statements of income	5
Statements of changes in shareholders' equity	6
Statements of cash flows	7
Notes to financial statements	8 - 14
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION AND INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION	15
SUPPLEMENTARY INFORMATION	
Schedule I - Operating Expenses	16
Schedule II - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	17
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL	18 - 19
INDEPENDENT AUDITOR'S REPORT ON MATERIAL INADEQUACIES	20

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (an S corporation) as of December 31, 2005 and 2004 and the related statements of income and retained earnings and cash flows for the years then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Investments, Inc. as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended, respectively, in conformity with accounting principles generally accepted in the United States of America.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 30, 2006

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$ 2,625,753	$ 1,689,222
Commissions and accounts receivable	2,417,536	3,134,628
Deposits and prepaid expenses	42,282	65,390
Deferred income taxes	72,646	75,176
Due from related parties	229,234	572,026
TOTAL CURRENT ASSETS	5,387,451	5,536,442
PROPERTY AND EQUIPMENT, net of accumulated depreciation	97,485	95,942
	$ 5,484,936	$ 5,632,384
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued liabilities and taxes	$ 2,025,352	$ 2,063,751
Deferred income taxes	110,091	143,499
TOTAL CURRENT LIABILITIES	2,135,443	2,207,250
DEFERRED INCOME TAXES	1,602	1,509
STOCKHOLDERS' EQUITY		
Common stock, no par value, 12,500 shares authorized, 1,000 shares issued and outstanding	131,000	131,000
Additional paid-in capital	5,819	5,819
Retained earnings	3,261,072	3,336,806
	3,397,891	3,473,625
Treasury stock - at cost, 200 shares	(50,000)	(50,000)
	3,347,891	3,423,625
	$ 5,484,936	$ 5,632,384

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2005 and 2004

	2005	2004
REVENUE		
Commissions	$ 26,898,143	$ 22,832,539
TOTAL REVENUE	26,898,143	22,832,539
EXPENSES		
Commissions	13,351,726	11,214,007
Other operating expenses	2,979,466	3,975,721
TOTAL EXPENSES	16,331,192	15,189,728
INCOME FROM OPERATIONS	10,566,951	7,642,811
OTHER INCOME (EXPENSE)		
Interest income	52,682	43,618
Dividend income	61	121
State income and excise tax refunds	-	37,672
Gain on sale of property and equipment	-	383
Interest expense	(28)	-
TOTAL OTHER INCOME	52,715	81,794
NET INCOME BEFORE PROVISION FOR (BENEFIT FROM) FOR INCOME TAXES	10,619,666	7,724,605
PROVISION FOR (BENEFIT FROM) INCOME TAXES		
Current	401,554	288,192
Deferred	(30,785)	(5,313)
TOTAL PROVISION FOR INCOME TAXES	370,769	282,879
NET INCOME	$ 10,248,897	$ 7,441,726

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, 12/31/03	$ -	$ -	$ 1,674,907	$ -
Exchange of shares of beneficial interest in former parent for shares of common stock	131,000	5,819	-	-
Reinstitution of treasury stock after dissolution of parent	-	-	50,000	(50,000)
Distribution of former parent trust principal to subsidiary upon dissolution of parent	-	-	2,092,649	
Net income for the year ended December 31, 2004	-	-	7,441,726	-
Stockholders' distributions for the year ended December 31, 2004	-	-	(7,922,476)	-
Balance, 12/31/04	131,000	5,819	3,336,806	(50,000)
Net income for the year ended December 31, 2005	-	-	10,248,897	-
Stockholders' distributions for the year ended December 31, 2005	-	-	(10,324,631)	-
Balance, 12/31/05	$ 131,000	$ 5,819	$ 3,261,072	$ (50,000)

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

		2005		2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	10,248,897	$	7,441,726
Adjustments to reconcile net income to net cash provided by operating activities:				
Deferred income taxes		(30,785)		(5,313)
Depreciation and amortization		47,597		56,263
Expenses allocated from related party		17,206,363		15,931,382
Intercompany interest income		(23,572)		(19,776)
(Increase) decrease in:				
Commissions and accounts receivable		717,092		691,062
Deposits and prepaid expenses		23,108		28,283
Increase (decrease) in:				
Accrued liabilities and taxes		(38,399)		(138,182)
NET CASH PROVIDED BY OPERATING ACTIVITIES		28,150,301		23,985,445
CASH FLOWS FROM INVESTING ACTIVITIES				
Advances from related party		500,001		200,000
Advances to related party		(17,340,000)		(15,800,000)
Purchases of property and equipment allocated from related party		(49,140)		(68,335)
NET CASH USED IN INVESTING ACTIVITIES		(16,889,139)		(15,668,335)
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions to shareholders		(10,324,631)		(7,922,476)
NET CASH USED IN FINANCING ACTIVITIES		(10,324,631)		(7,922,476)
NET INCREASE IN CASH		936,531		394,634
CASH - BEGINNING		1,689,222		1,294,588
CASH - ENDING	$	2,625,753	$	1,689,222
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Income taxes paid	$	375,643	$	181,418
Interest paid	$	28	$	-

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. GENERAL INFORMATION

Meridian Investments, Inc. is a Massachusetts corporation formed in December 1981 with office locations in Massachusetts and Maryland. The Company is a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in various states and Washington D.C. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is primarily involved in placing tax advantaged investments in affordable housing limited partnerships.

On December 28, 2000, the existing shareholders of the Company exchanged their respective shares of common stock for shares of beneficial interest in Meridian Investment Properties Trust, a Massachusetts Business Trust, electing to be taxed as a qualified subchapter S trust under the Internal Revenue Code. This exchange caused the company to become the wholly owned subsidiary of the trust. Generally accepted accounting principles requires the consolidation of the separate financial statements of the parent and subsidiary into one presentation. Substantially all of the activity, except for the payment of state income taxes, is carried on by the subsidiary. On December 29, 2003, the shareholders of the qualified subchapter S trust voted and approved to dissolve the trust.

On January 1, 2004, the trustees of the parent, Meridian Investment Properties Trust, voted to liquidate the trust in accordance with the adopted plan of liquidation dated December 29, 2003, qualifying as a tax-free Type "F" reorganization in accordance with the Internal Revenue Code. Under the adopted plan of liquidation, all rights and responsibilities to the assets and for the liabilities of the parent trust were distributed to the subsidiary, Meridian Investments, Inc. The shares of beneficial interest in the parent, held by the trustees, were tendered and cancelled, in exchange for shares of common stock in the subsidiary, held by the parent. After the liquidation, the only remaining entity is the subsidiary, Meridian Investments, Inc., which elected to be taxed as an S corporation effective January 1, 2004. Effective January 1, 2004, all activity of the former parent trust is now carried on by the subsidiary.

B. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

C. CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all short-term debt and investment securities purchases with a maturity of three months or less to be cash equivalents.

D. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

The Company experiences a low rate of its accounts receivable that become uncollectible. Therefore, these financial statements do not contain a provision for uncollectible accounts.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

E. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using methods and lives sufficient to amortize the cost of the applicable assets over their useful lives. The cost and related accumulated depreciation of assets sold or otherwise disposed are removed from the related accounts and the resulting gains or losses are reflected in income, except on assets traded. Expenditures for normal maintenance and repairs are expensed, while major renewals are capitalized.

F. REVENUE AND COST RECOGNITION

Commission revenues are recognized upon the completion of a sale of an investment (earned). The related commission expense is recognized when the commission is earned by the Company.

G. ADVERTISING COSTS

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be realized.

H. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation days depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated future absences when actually paid to employees.

I. INCOME TAXES

On February 9, 1994, Meridian Investments, Inc. with the consent of its stockholders, elected under the Internal Revenue Code to be taxed as an S corporation. The election was effective as of December 1, 1992. On December 28, 2000, the corporation elected to become a qualified subchapter S subsidiary of Meridian Investment Properties Trust, which elected to be taxed as a qualified subchapter S trust. On January 1, 2004, Meridian Investments, Inc., after completion of the adopted plan of liquidation of its parent trust, Meridian Investment Properties Trust, elected to again be taxed as an S corporation.

In lieu of federal income taxes, the shareholders of an S corporation, are taxed on their proportionate share of the Company's taxable income. Therefore, these financial statements do not contain a provision for federal income taxes. For the years ended December 31, 2005 and 2004, a provision for state income taxes is provided for pursuant to Massachusetts law concerning the taxation of "large" S corporations.

NOTE 2 - DUE TO/FROM RELATED PARTY

Due to/from related party represents monies advanced to/borrowed from Meridian Properties, Inc., an affiliated corporation. The balances outstanding at December 31, 2005 and 2004 are comprised of

NOTE 2 - DUE TO/FROM RELATED PARTY - continued

(1) amounts actually advanced to/borrowed from the affiliate, (2) specific expenses actually paid by the affiliate for the benefit of the Company and (3) common operating expenses allocated to the Company.

Interest on the note is charged on the average monthly balance at the applicable federal rate per annum. Interest receivable on the balance at December 31, 2005 and 2004 is $ 23,572 and $ 19,776, respectively.

NOTE 3 - PROPERTY AND EQUIPMENT

At December 31, 2005 and 2004, property and equipment consisted of the following:

	2005	2004
Computer equipment and software	$ 217,122	$ 195,007
Equipment	53,369	46,563
Furniture and fixtures	67,610	60,192
Leasehold improvements	88,999	76,199
	427,100	377,961
Less: accumulated depreciation	(329,615)	(282,019)
	$ 97,485	$ 95,942

NOTE 4 - LEASES

The Company leases its office locations in Massachusetts and Maryland under operating leases through its affiliated corporation, Meridian Properties, Inc. The Maryland lease expired on September 30, 1997 and the option to renew for an additional five years was exercised. During 1998, additional office space in Maryland was leased for a term of four years and three months, beginning June 1, 1998, expiring on August 31, 2002. The new lease provides for rental escalation based upon the Consumer Price Index beginning in the second lease year and every year thereafter. On March 1, 2002, the lease was renegotiated to expire on February 28, 2007.

The Massachusetts lease dated January 25, 1989 as amended on various dates through 2001, was amended on September 1, 2005 to amend the amount and location of the office space being leased.

The Massachusetts office also began leasing various pieces of office equipment in the years ended December 31, 2002 and 2005, under operating leases expiring on various dates during the years ended December 31, 2006 through 2010.

Effective January 1, 2004 through May 31, 2004, 50% of the lease payments for the Massachusetts and Maryland operating leases were allocated to the Company. Due to the termination of operations of a company related by common ownership, the Company amended in allocation formula, effective June 1, 2004 from 50% to 55%.

For the year ended December 31, 2005, 75% of the lease payments for the Massachusetts and Maryland operating leases were allocated to the Company.

NOTE 4 - LEASES - continued

Based upon the aforementioned allocations, future minimum rental payments under the operating leases are as follows:

Year Ended	Amount
December 31, 2006	$ 224,718
December 31, 2007	162,014
December 31, 2008	145,590
December 31, 2009	153,936
December 31, 2010	125,795
	$ 812,053

Rent expense for years ended December 31, 2005 and 2004 was $ 211,393 and $ 150,036, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2005 and 2004, the Company shared office space at its locations with Meridian Properties, Inc. Meridian Capital Investments, Inc., Meridian SALT, Inc., Carbon Energy, LLC, Meridian Clean Fuels, Inc., Meridian Finance Company, LLC and Meridian Capital Partners, LLC, all affiliated entities. Except for items specifically identified to one of the related entities, overhead and other operating expenses, including personnel costs, are shared with the affiliated entities. Allocations of all shared expenses are determined by personnel time devoted to each entity.

During 2004, one company related by common ownership, Meridian Capital Investments, Inc., terminated operations and was dissolved.

For the period January 1, 2004 through May 31, 2004, the allocation ratio was as follows:

Related entity	Allocation %
Meridian Investments, Inc.	50.00%
Meridian Properties, Inc.	5.00%
Meridian Capital Investments, Inc.	8.00%
Meridian SALT, Inc.	7.00%
Carbon Energy, LLC	15.00%
Meridian Clean Fuels, Inc.	15.00%
	100.00%

Subsequent to the dissolution of Meridian Capital Investments, Inc., for the period June 1, 2004 through November 7, 2004, the allocation ratio was as follows:

NOTE 5 - RELATED PARTY TRANSACTIONS - continued

Related entity	Allocation %
Meridian Investments, Inc.	50.00%
Meridian Properties, Inc.	13.00%
Meridian SALT, Inc.	7.00%
Carbon Energy, LLC	15.00%
Meridian Clean Fuels, Inc.	15.00%
	100.00%

Subsequent to the formation of Meridian Capital Partners, LLC and approval of its broker-dealer license, for the period November 8, 2004 through December 31, 2004, the allocation ratio was as follows:

Related entity	Allocation %
Meridian Investments, Inc.	55.00%
Meridian Properties, Inc.	3.00%
Meridian SALT, Inc.	2.00%
Carbon Energy, LLC	20.00%
Meridian Clean Fuels, Inc.	10.00%
Meridian Capital Partners, LLC	10.00%
	100.00%

For the period January 1, 2005 through August 31, 2005, subsequent to the annual personnel time review, the allocation ratio was as follows:

Related entity	Allocation %
Meridian Investments, Inc.	75.00%
Carbon Energy, LLC	10.00%
Meridian Clean Fuels, Inc.	10.00%
Meridian Capital Partners, LLC	5.00%
	100.00%

For the period September 1, 2005 through December 31, 2005, subsequent to a second personnel time review, the allocation ratio was revised to the following:

Related entity	Allocation %
Meridian Investments, Inc.	75.00%
Carbon Energy, LLC	10.00%
Meridian Clean Fuels, Inc.	10.00%
Meridian Capital Partners, LLC	4.00%
Meridian Finance Company, LLC	1.00%
	100.00%

NOTE 6 - SALE OF STOCK RESTRICTIONS

At December 31, 2005 and 2004, certain shareholders of the Company were restricted with respect to the sale of their shares in the Company. An agreement, reviewed annually, permits the Company the right of first refusal upon the proposed sale of Company shares to anyone except the Company. Term life insurance policies on these shareholders have been purchased by the Company in order to facilitate a death related buyout. Upon the death of one of these shareholders, proceeds from the life insurance policies will be used to purchase their respective shares.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in the placement of tax advantaged investments in affordable housing in the United States. The Company generates substantially all of its income from fees earned from the sale of these investments.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions receivable. Concentrations of credit risk with respect to commissions receivable arise due to the fact that the Company conducts business with a limited number of companies. As of December 31, 2005 and 2004, commissions receivable due from two companies totaled $ 2,407,957 and $ 3,825,960, respectively.

The Company also maintains cash balances at one financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2005 and 2004, the Company had uninsured cash balances totaling $ 2,525,753 and $ 1,628,897, respectively.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $ 5,000 or 6.66% of total aggregate indebtedness, whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital, required net capital, excess net capital aggregate indebtedness and a net capital ratio as follows:

	2005	2004
Net Capital	$ 1,695,081	$ 1,116,542
Required Net Capital	142,327	147,103
Excess Net Capital	$ 1,552,754	$ 969,439
Aggregate Indebtedness	$ 2,137,045	$ 2,208,759
Net Capital Ratio	1.26 to 1	1.98 to 1

NOTE 9 - DEFERRED TAXES

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income

NOTE 9 - DEFERRED TAXES - continued

Taxes" (SFAS 109), the Company recognizes deferred tax assets or liabilities for the future tax benefit or expense arising from the different methods of recognition for certain items of income and expense for book and income tax purposes. Amounts presented on the balance sheets represent the amount of deferred tax assets and liabilities recognized during the year.

Temporary differences giving rise to deferred tax assets consist of accrued expenses which are deducted when paid (cash basis), for tax purposes, rather then when the liability is incurred (accrual basis), for financial statement purposes.

Temporary differences giving rise to deferred tax liabilities consist of accounts receivable which are reported when received (cash basis), for tax purposes, rather than when earned (accrual basis), for financial statement purposes. In addition, prepaid expenses are deducted when paid (cash basis), for tax purposes, rather than when the related liability is incurred (accrual basis), for financial statement purposes. Also, the excess of tax depreciation over the amount reported for financial statement purposes gives rise to deferred tax liabilities.

At December 31, 2005 and 2004, the deferred tax asset is comprised of the following:

	2005	2004
Accrued expenses	$ 72,646	$ 75,176
TOTAL CURRENT DEFERRED TAX ASSET	$ 72,646	$ 75,176

At December 31, 2005 and 2004, the deferred tax liability is comprised of the following:

	2005	2004
Accounts receivable	$ 108,789	$ 141,058
Prepaid expenses	1,302	2,441
TOTAL CURRENT DEFERRED TAX LIABILITY	110,091	143,499
Excess tax depreciation over book depreciation	1,602	1,509
TOTAL NON-CURRENT DEFERRED TAX LIABILITY	1,602	1,509
TOTAL DEFERRED TAX LIABILITY	$ 111,693	$ 145,008

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTARY INFORMATION

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the accompanying financial statements of Meridian Investments, Inc. as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated January 30, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 30, 2006

MERIDIAN INVESTMENTS, INC.
SCHEDULE I - OPERATING EXPENSES
For the Years Ended December 31, 2005 and 2004

	2005	2004
OPERATING EXPENSES		
Bank charges and fees	$ 2,165	$ 1,794
Computer supplies and expense	80,559	59,476
Charitable contributions	35,200	60,183
Depreciation expense	47,597	50,194
Dues and subscriptions	58,519	61,010
Education and training	44,633	23,006
Employee benefits	140,114	146,169
Filing fees	51,130	43,736
Insurance	87,542	45,333
Legal and accounting	428,976	50,239
Meetings and conferences	15,367	111,032
Office supplies and expense	64,998	66,258
Penalties and fines	-	3,712
Pension fees and contributions	123,492	149,316
Postage and delivery	16,675	19,445
Professional fees	43,262	5,950
Rent	211,393	150,036
Repairs and maintenance	3,846	1,757
Research and due diligence	503,228	1,399,564
Salaries and wages	146,018	281,641
Selling expense	5,860	2,752
Taxes - payroll	265,100	250,960
Taxes - other	5,606	17,370
Telephone	68,130	60,304
Travel, meals and entertainment	530,056	914,484
TOTAL OPERATING EXPENSES	$ 2,979,466	$ 3,975,721

See independent auditor's report on supplementary information.

MERIDIAN INVESTMENTS, INC.
SCHEDULE II - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

		2005		2004
NET CAPITAL COMPUTATION				
SHAREHOLDERS' EQUITY	$	3,347,891	$	3,473,625
LESS: NON-ALLOWABLE ASSETS				
Commissions receivable in excess of commissions payable		(1,211,163)		(1,548,549)
Deposits and prepaid expenses		(42,282)		(65,390)
Property and equipment		(97,485)		(95,942)
Deferred income taxes		(72,646)		(75,176)
Due from related party		(229,234)		(572,026)
NET CAPITAL	$	1,695,081	$	1,116,542
RECONCILIATION WITH COMPANY'S COMPUTATION				
NET CAPITAL PER FOCUS REPORT	$	1,696,200	$	1,471,713
AUDIT ADJUSTMENTS FOR:				
Deposits and prepaid expenses		(8,640)		(54,028)
Property and equipment		47,938		(5,825)
Deferred taxes		2,530		22,239
Due from related parties		(23,572)		(18,784)
Other adjustments to revenue and expenses affecting shareholders' equity		(19,375)		(298,773)
NET CAPITAL	$	1,695,081	$	1,116,542

See independent auditor's report on supplementary information.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

In planning and performing our audit of the financial statements of Meridian Investments, Inc. as of December 31, 2005 and 2004 and for the years then ended, respectively, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and

procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemption provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jacobs, Velella & Kerr, P.C.

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 30, 2006

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue • Needham, MA 02494-1221
Tel.: (781) 449-1090 • Fax: (781) 449-9370

Members
American Institute of
Certified Public Accountants
Massachusetts Society of
Certified Public Accountants
Herman Jacobs CPA 1949–1988
Alberto Velella CPA
Peter H. Kerr CPA

Michael E. Carlson CPA

INDEPENDENT AUDITORS REPORT ON MATERIAL INADEQUACIES

To the Board of Directors and Stockholders of:
Meridian Investments, Inc.
Quincy, Massachusetts

We have audited the financial statements of Meridian Investments, Inc. as of December 31, 2005 and 2004 and for the years then ended. The report has been submitted to the proper regulatory agencies.

The above noted audits did not disclose any material inadequacies.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

January 30, 2006